Exhibit 12.2

SOUTHERN CALIFORNIA EDISON
RATIOS OF EARNINGS TO FIXED CHARGES (In millions, except Ratio)

	Year Ended December 31,					Six months ended June 30,
Earnings:	2013	2014	2015	2016	2017	2018

Income from continuing operations
before tax and noncontrolling interest	$1,279	$2,039	$1,618	$1,755	$1,106	$635
Less: Income from equity investees	—	—	—	—	—	—
Income from continuing operations before income from equity investees, tax and noncontrolling interest	1,279	2,039	1,618	1,755	1,106	635
Add:
Fixed charges (see below)	580	581	577	581	630	346
Amortization of capitalized interest (3)	3	1	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Loss of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	(6)	(2)	(1)	(1)	(1)	(1)
Preference security dividend requirements of consolidated subsidiaries - pre-tax basis	—	—	—	—	—	—
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	—	—	—	—	—

Earnings as adjusted	$1,856	$2,619	$2,194	$2,335	$1,735	$980

Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$523	$533	$526	$541	$589	$319
Add: AFUDC	31	25	31	23	28	21
Interest expenses - net of capitalized interest	554	558	557	564	617	340
Interest capitalized (1)	6	2	1	1	1	1
Interest portion of rental expense (2)	20	21	19	16	12	5

Total fixed charges	$580	$581	$577	$581	$630	$346

Ratio	3.20	4.51	3.80	4.02	2.75	2.83

(1)    Includes fixed charges associated with Nuclear Fuel.

(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(3)    Based on guidance, no amortization of capitalized interest is required to be included in calculation of earnings for utility industry after 2015.